Continental Press Release

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2007 SEP 18 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Consolidated Innovative Prowess of Continental and Siemens VDO Ensures Top Position in Mega-Trends

- **Automotive supplier profits from outstanding competence and extensive product portfolio in the key areas of safety, climate protection and infotainment**
- **Intensive preparations underway for integration after closing**
- **Wennemer: Cash flow in 2009 expected to exceed €1 billion**

Frankfurt/Hanover, September 12, 2007. By purchasing Siemens VDO, Continental AG, Hanover, will profit from key automotive industry trends to a greater degree in the future. "The perspectives for the industry as shown at the IAA 2007 clearly confirm our view that the prevailing topics in the years to come will be safety, climate protection, and infotainment. With the consolidated innovative prowess and the extensive product portfolio of Continental and Siemens VDO, we feel we are excellently positioned as a systems specialist," said Manfred Wennemer, chairman of the Continental Executive Board, at the International Motor Show on Wednesday in Frankfurt/Main.

PROCESSED
SEP 24 2007
THOMSON FINANCIAL

Wennemer pointed out that the antitrust authorities must still approve the acquisition of Siemens VDO. The decision is expected by the end of the year. Parallel to the ongoing approval process, Continental is planning intensively for the integration of Siemens VDO. "Antitrust regulations do set rather tight restrictions for us until closing, but within this legal framework, we are reacting quickly and precisely. For instance, we have determined the future corporate structures, which provide for three divisions: Chassis and Safety, Powertrain, and Interior in place of the current Automotive Systems division, in addition to the two tire divisions and ContiTech," said Wennemer.

"At the same time, we are working on implementing the financing firmly agreed upon with the banks for a volume of €13.5 billion, and we assume that a consortium will have been formed by early October. In addition to an €11 billion fixed loan, the banks are granting a revolving credit line of €2.5 billion, which ensures us sufficient latitude to maneuver," Wennemer explained. He pointed out that the company is expecting a cash flow of more than one billion euros starting in 2009, stressing that Siemens VDO will make a positive contribution to earnings already in 2008 - before integration and restructuring cost, depreciation and amortization.

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Dr. Karl-Thomas Neumann, Executive Board member responsible for the Automotive Systems division and technological development, stressed the role of Continental as integrated systems supplier: "We will be able to generate a huge driving force for customer-oriented innovations, especially in the mega-trends areas of safety, reduction of CO_2 emissions and infotainment. The technology exhibited at the IAA underscores the market opportunity for environmentally-friendly powertrain systems that address market demand for emission reductions and fuel economy improvements - in conventional gasoline and diesel engines, hybrid technology and ultra-energy-efficient battery systems. We can fulfill increasingly stringent consumption and emissions regulations around the globe as well as the wish of end users for safe, intelligent and dynamic vehicles that are also fun to drive," said Dr. Neumann.

The significant market demand for environmentally-friendly vehicles is just as great for active and passive safety systems: "Here too, increasingly comprehensive statutory regulations together with the demands of motorists worldwide will ensure growth in our core competence areas," Dr. Neumann stressed. "In recent years, European crash statistics have improved significantly, due to the development and use of seat belts, airbags and ESC. New active and passive safety systems when integrated with telematics are the next major step in further reducing deaths and injuries on our highways. In addition to the consumer's desire for safety, through integrated telematics we can also cater to their desire to integrate their portable devices, such as iPods into the car via interfaces from the world of PCs. This opens up the path for the devices we are familiar with today as well as for future products and developments."

Dr. Neumann also pointed out that the demand for affordable cars will experience double-digit growth worldwide in the next few years. "We will be dealing more intensively with the 'low-cost' car segment in markets such as China, India and Brazil. We refer to them as affordable cars, as that better represents the needs we are addressing. It is clearly a matter of using and demonstrating our technological expertise at both ends of the scale. Our products also must ensure high safety and comfort standards for affordable cars. 'Low-cost' should not be interpreted to mean 'low-tech' or 'inadequate safety' on the contrary!"

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The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of EUR 14.9 billion. At present it has a worldwide workforce of around 89,000.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Strasse 9
30165 Hanover, Germany
Ph.: +49 511 938-1485
Fax: +49 511 938-1055
E-mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9
30165 Hanover, Germany
Ph.: +49 511 938-1278
Fax: +49 511 938-1055
E-mail: prkonzern@conti.de

Further press releases and photos you can find on our Internet www.conti-online.com

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